SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                          Three Year Period Ending 2003

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

          Statement Pursuant to Section 12(i) of Public Utility Holding
              Company Act of 1935 by a Person Regularly Employed or
            Retained by a Registered Holding Company or a Subsidiary
         Thereof and Whose Employment Contemplates Only Routine Expenses
                           as Specified in Rule 71(b)
            (To be filed in DUPLICATE. If acknowledgment is desired,
                              file in triplicate.)


     1. Name and business address of person filing statement.

     LeBoeuf, Lamb, Greene & MacRae, L.L.P. ("LLGM"), 125 West 55th Street, New York, NY 10019 and 1875 Connecticut Avenue, N.W., Washington, D.C., 20009. LeBoeuf has additional branch offices that may provide services to SCANA or its subsidiaries covered by Section 12(i) of the Public Utility Holding Company Act of 1935.

     2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph
(b) of Rule U-71.

     New York: William S. Lamb, Douglas W. Hawes, Tia S. Barancik, and Sheri E. Bloomberg

     Washington: Joanne C. Rutkowski, Markian M.W. Melnyk and Thomas Reems

     3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

     SCANA Corporation and its subsidiaries.

     4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

     Legal counsel for corporate matters, including matters under the Public Utility Holding Company Act of 1935.

     5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

                  Salary or other compensation:

                              to be             Person or company from
Name of       received        received          whom received or
recipient        (a)             (b)            to be received

LLGM          N/A             regular hourly    SCANA Corporation
                              billing rates

     (b) Basis for compensation if other than salary.

     Hourly billing rates plus routine expenses.

     6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or other person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

     (a) Total amount of routine expenses charged to client:
     (b) Itemized list of all other expenses:


Date: January 31, 2001     (Signed):  LeBoeuf, Lamb, Greene & MacRae, L.L.P.


                                      By: /s/ William S. Lamb
                                          -------------------
                                          William S. Lamb, Partner